Filed by BTU International, Inc.

pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BTU International, Inc.

Commission File No.: 000-17297

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ASYS - Amtech Systems Inc To Acquire BTU International In An All-Stock Transaction Call

EVENT DATE/TIME: OCTOBER 22, 2014 / 01:00PM GMT

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OCTOBER 22, 2014 / 01:00PM GMT, ASYS - Amtech Systems Inc To Acquire BTU International In An All-Stock Transaction Call

CORPORATE PARTICIPANTS

Brad Anderson Amtech Systems, Inc. - EVP, Finance, CFO, Treasurer and Secretary

J.S. Whang Amtech Systems, Inc. - Executive Chairman

Fokko Pentinga Amtech Systems, Inc. - President and CEO

Paul J. van der Wansem BTU International, Inc. - Chairman and CEO

CONFERENCE CALL PARTICIPANTS

Sven Eenmaa Stifel Nicolaus - Analyst

Jeff Osborne Cowen and Company - Analyst

Mark Miller Noble Financial Group - Analyst

Josh Goldberg G2 Investment Partners - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to Amtech Systems’ acquisition of BTU International joint conference call. As a reminder, this conference call is being recorded. I would now like to turn the conference over to your host, Brad Anderson, Chief Financial Officer of Amtech Systems. Please go ahead, sir.

Brad Anderson - Amtech Systems, Inc. - EVP, Finance, CFO, Treasurer and Secretary

Thank you, Denise. Good morning to everyone and thank you for joining us today to discuss Amtech’s acquisition of BTU. Joining me for today’s call are Amtech’s Executive Chairman, J.S. Whang; Amtech’s Chief Executive Officer, Fokko Pentinga; and BTU’s Chairman and Chief Executive Officer, Paul J. van der Wansem.

During today’s call management of Amtech and BTU will make forward-looking statements. Such forward-looking statements are based on information available to us as of this date and we assume no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from current expectations.

Among the important factors which could cause actual results to differ materially from those in the forward-looking statements are changes in the technologies used by our customers and competitors; change and volatility in the demand for our products; the effect of changing worldwide political and economic conditions including government-funded solar initiatives, capital expenditures, production levels including those in Europe and Asia; the effect of overall market conditions including the equity and credit markets and market acceptance risks. Other risk factors are detailed in both companies’ Securities and Exchange Commission filings including their Form 10-K and Forms 10-Q. In addition, additional materials complementary to this call are available on Amtech’s website at www.AmtechSystems.com.

Before I turn the call over to J.S., let me also remind you that the material in the call, with the exception of the participant questions, is the property of Amtech and cannot the recorded or rebroadcast without Amtech’s express written permission.

With that, I will now turn the call over to J.S. Whang, Executive Chairman of Amtech Systems, to begin the discussion.

J.S. Whang - Amtech Systems, Inc. - Executive Chairman

Thank you, Brad. And good morning, everyone. Thank you for joining us to discuss the exciting transaction we announced this morning to acquire BTU International. This combination will advance our strategy to expand our technology portfolio in adjacent sectors by combining two leaders in the thermal processing equipment industry. Amtech is a leading global supplier of solar and semiconductor production and automation systems and related supplies for the manufacture of solar cells, semiconductors, LED and silicon wafers.

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OCTOBER 22, 2014 / 01:00PM GMT, ASYS - Amtech Systems Inc To Acquire BTU International In An All-Stock Transaction Call

BTU is a leading provider of thermal processing technologies in the semiconductor, electronics, and solar sectors. Together we will be a stronger company and better positioned to drive long-term growth.

Let me summarize the key benefits of the transactions. First, it will give us a greater scale, operating efficiencies, and end market diversifications. Second, the combination will reinforce Amtech’s solar growth opportunity. We will provide more details on this later on in the call. Third, with the addition of BTU we will have a significant position in semi reflow equipment, a consistently profitable business. And finally, we believe that BTU’s other businesses also create potential for additional upside.

This is the type of combinations I have envisioned for Amtech for some time, one that leverages the market leadership we have already built organically and supports our growth potential. BTU is a company that I have admired for a long time because it shares Amtech’s focus on service, quality, and innovation. Both Paul and I believe the combined Company will enhance our ability to serve existing and new customers and provide new opportunities for employees and drive additional value creation for both companies’ stockholders.

I will now hand the call over to Fokko, our CEO, to walk you through the details of the deal. Fokko?

Fokko Pentinga - Amtech Systems, Inc. - President and CEO

Thank you, J.S. I will quickly summarize the deal terms and then provide further details on the benefits of the deal and why it is such an important milestone for both companies. Under the terms of the deal we will acquire all the outstanding shares of BTU in an all-stock deal valued at $32.5 million. Upon completion of the transaction Amtech’s stockholders will own approximately 76% of the combined Company. Our teams are already planning the integration process and we currently expect to close the transaction in the first calendar quarter of 2015.

The transaction is subject to customary closing conditions, regulatory approval, and stockholder votes of both Amtech and BTU. After the transaction closes J.S. and I will continue to lead the Company. Paul van der Wansem, the CEO of BTU, will join the combined Company’s board and management’s committee. Peter Tallian, Chief Operating Officer of BTU, will become the general manager for the BTU International division.

As J.S. noted, the transaction is consistent with our stated strategy to acquire companies with complementary technologies that brings together two leaders in the thermal processing equipment industry. We have a successful track record of executing on this strategy, and we are very confident that we will seamlessly integrate BTU, given the complementary nature of its portfolio and operations as well as our similar corporate cultures. With BTU we gain exposure to new and consistently profitable markets including reflow for semiconductor and printed circuit board assembly markets. These businesses account for approximately $40 million of BTU’s revenues.

We also will benefit from a broader solar product portfolio with the addition of complementary and advanced thermal processing equipment and processes. Combined Company will own a diverse, well-balanced, and market-leading portfolio of technology solutions. Importantly, we will strengthen our footprint in China as well as other key geographic markets with attractive growth trends. BTU produces and ships almost two-thirds of its products to Asia through its major production facility in Shanghai, China. The addition of BTU will enhance our operating footprint and routes to market and brings us closer to many of our key customers.

As J.S. highlighted, the combination with BTU will that are position us to capitalize on our leading solar technology business to meet growing demands. We believe there is a significant opportunity in the PV solar market. Capital expenditure in the next-generation technology is expected to accelerate in 2015. Solar annual demand is expected to grow from 38 gigawatts in 2013 to 100 gigawatts in 2018, according to market researchers. Amtech holds a leading position in the global solar diffusion furnace market and we have further consolidated this position with the successful launch of next-generation technologies including our PECVD system and ion solar implant system.

With the addition of BTU (technical difficulty) a more diverse, diversified and profitable revenue base, allowing us to better scale production and distribution of our solar technology. Strengths of the combined Amtech and BTU businesses will reinforce our long-term growth potential in the PV market and maximize value creation for our stockholders.

With that I will turn the call over to Paul van der Wansem. Paul?

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OCTOBER 22, 2014 / 01:00PM GMT, ASYS - Amtech Systems Inc To Acquire BTU International In An All-Stock Transaction Call

Paul J. van der Wansem - BTU International, Inc. - Chairman and CEO

Thank you, Fokko. And good morning, everyone. We are excited about the potential to partner with Amtech and the opportunity that this creates for our customers, employees, and stockholders. Working with the Amtech executives over recent months, I realized how similar their corporate values and cultures are to those of BTU. I also share their confidence in the strategic logic of the combination and the long-term potential for value creation.

There are a number of key strategic benefits from this transaction. First of all, BTU will gain exposure to fast-growing solar PV market. Amtech holds a leading competitive position in these markets and this will drive significant growth for the combined companies. BTU also will benefit from more diverse positioning in international markets. Our positioning in higher growth markets like China and the US will be enhanced, and we will gain greater exposure to other major international markets including Europe.

There are also benefits to greater scale, including more stability, a larger and more global talent pool, and potential for collaboration in areas such as marketing, operations, and R&D. As a result of these strategic benefits, we will be in a better position to serve our current and future customers. We will operate in more markets with a wider range of products and technology solutions. Importantly, this transaction offers compelling value for our stockholders. BTU stockholders will receive 0.3291 shares of Amtech stock for each share of BTU stock they own in a tax-free exchange. This equates to consideration of about $3.33 per share based on Amtech’s closing stock price on Tuesday.

Upon completion of the transaction BTU stockholders will own approximately 24% of the combined Company. This will enable our stockholders to benefit from the long-term value creation potential of the combined Company.

With this, I will now turn the call over to Brad Anderson, Amtech’s CFO. Brad?

Brad Anderson - Amtech Systems, Inc. - EVP, Finance, CFO, Treasurer and Secretary

Thank you, Paul. Let me start by saying that I share the team’s excitement about this transaction. It delivers a number of strategic benefits including creating a larger and more balanced enterprise. The combined Company generated pro forma revenue of $94.7 million based on results for the 12 months ended June 30, 2014, for Amtech, and June 29, 2014, for BTU. And as we noted earlier in the call, the revenue mix of the combined Company will be much more diverse, spanning semiconductor, semi reflow, polishing, solar and other business lines.

Importantly, the combined Company is expected to generate $4 million to $5 million of annual operating expense savings within 12 months of closing. Also, the transaction is expected to be accretive to fiscal year 2015 earnings per share on non-GAAP basis.

With that, I will hand the call back to Fokko.

Fokko Pentinga - Amtech Systems, Inc. - President and CEO

Thank you, Brad. Today’s announcement is a significant milestone for both companies. A larger, stronger, and more diverse business will create opportunity for employees, customers, and stockholders. The combination unites two leading companies and creates a strong foundation from which to drive the growth of Amtech’s solar business. We are confident that the larger company will be well-positioned to deliver improved profitability, accelerated growth, and long-term stockholder value.

We will now open the call to your questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Sven Eenmaa from Stifel.

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OCTOBER 22, 2014 / 01:00PM GMT, ASYS - Amtech Systems Inc To Acquire BTU International In An All-Stock Transaction Call

Sven Eenmaa - Stifel Nicolaus - Analyst

Good morning and congratulations on the transaction. A couple of quick questions — first, I wanted to ask in terms of your revenue mix it’s obviously now much more semi-centered on an LTM basis here. How do you think about the revenue mix in 12 months out?

Brad Anderson - Amtech Systems, Inc. - EVP, Finance, CFO, Treasurer and Secretary

Of course, the revenue mix, yes, is weighted now on a trailing 12 months. Obviously, the expectation for us going forward is that solar will be the growth engine. So we would expect that pie chart, the solar to continue to grow and expand as we go into 2015.

Sven Eenmaa - Stifel Nicolaus - Analyst

Got it. And in terms of your market share in diffusion furnaces side now, post the BTU acquisition, what is your share? And the second question on solar side — when we think about the next generation upgrades here, whether we talk about PERC or N-Type upgrade paths here, what is the combined company position here in terms of serve those new opportunities on the product platform?

Fokko Pentinga - Amtech Systems, Inc. - President and CEO

The share of market for the diffusion in the combined is not — makes a huge difference. The diffusion market has the predominantly been in the tube type business, tube type furnaces for [phosphor] and boron diffusion. And, while the market is not extremely big, the share, we believe, is comparable to what we had over the last year. So that’s about a third. So that will not change too much. If you look at the next generations, next generations on N-Type is a combination of diffusion and sometimes ion implant. And the products of BTU are in that same technology but more on the backend side, meaning the metallization. And there are several anneal steps in particularly the PERC. So there they nicely fit to the existing product mix that Amtech already has.

Sven Eenmaa - Stifel Nicolaus - Analyst

Great. Thank you very much.

Operator

Jeff Osborne, Cowen and Company.

Jeff Osborne - Cowen and Company - Analyst

I just wanted to pass on my congratulations to the team there about the transaction. Great to see. A couple questions, Brad, I was just wondering if you could highlight that $4 million to $5 million in OpEx savings. Just at first glance I would think your Bruce Technologies location would be pretty synergistic with their North Billerica location. So can you just talk about what you are doing in terms of facility consolidation both in the Boston area as well as Shanghai? Is that the bulk of the savings or is there any headcount cuts or other strategic actions?

Brad Anderson - Amtech Systems, Inc. - EVP, Finance, CFO, Treasurer and Secretary

We’re early on in the whole process on the integration. So more details will be forthcoming. But I think if you look at combining two public companies, publicly traded companies, inherently there are some savings that come from just duplication of those costs. So there’s a significant amount coming from there and from other operational efficiencies. So as we go into the integration process, the details of that will be more clarified.

Jeff Osborne - Cowen and Company - Analyst

Okay. But just so I’m clear, the $4 million to $5 million in synergies is more a year from now as opposed to anything immediate? Is that fair?

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OCTOBER 22, 2014 / 01:00PM GMT, ASYS - Amtech Systems Inc To Acquire BTU International In An All-Stock Transaction Call

Brad Anderson - Amtech Systems, Inc. - EVP, Finance, CFO, Treasurer and Secretary

I think, within the first 12 months.

Jeff Osborne - Cowen and Company - Analyst

Okay. And then you mentioned that it’s accretive in fiscal 2015 on a non-GAAP basis. Can you just talk about what your pro forma — what you are removing from the GAAP, so that I’m clear on that?

Brad Anderson - Amtech Systems, Inc. - EVP, Finance, CFO, Treasurer and Secretary

There are obviously a number of items including — usually you’ve got stock compensation expense, some of those the non-cash items, purchase accounting adjustments that will be made at the time of closing.

Jeff Osborne - Cowen and Company - Analyst

Okay. And then historically Paul and the team at BTU had one large customer several years ago that really bought into the in-line furnace. In listening to your response to Sven’s question around the diffusion furnace market, clearly the market has gone with the tube approach. But that one large customer now has been acquired and seems to be re-engaged in cell production. I was just wondering if you can discuss what the potential is for the in-line process going forward now that there’s so many other alternatives out there. Was that a piece of your thinking as it relates to the acquisition here, or was it more the synergies on the semiconductor side and the diversification with PCBs and the opportunity for metallization?

Fokko Pentinga - Amtech Systems, Inc. - President and CEO

In-line diffusion was not a primary goal at all because also that one specific customer may continue with that, it may not. But on the other side, there are many ways to do your metal formation. We have the tube type and we have our ion implant. And many years ago we were thinking everything would go in line and now everything is tube. But having that extra possibility is always very good because new things will come up, new technologies. And having that possibility is just an extra way, extra possibility for us to optimize solar cell processing. And as I already said, it also nicely fits in the other side. And more backend metallization is very attractive, and more anneals are coming up. So it’s a combination of that.

Jeff Osborne - Cowen and Company - Analyst

Got you. Last question I had is just can you talk about the decision to use stock instead of cash or a combination of both? And then maybe four Paul or Peter, if he’s on the phone, can you just discuss what, as of today or whatever metric you have, what the current cash balance is of the $32.5 million, what’s the cash and debt, just so we can look at the total value that you are acquiring, and any working capital needs, et cetera?

Brad Anderson - Amtech Systems, Inc. - EVP, Finance, CFO, Treasurer and Secretary

I’ll take that question. As far as current balances, those will be disclosed when we release, prospectively, our September 30 numbers. So I can work off of June 30 numbers for what’s there. Mainly, the main debt that’s out there is a mortgage on the Billerica facility for BTU. That’s about, call it, $7.5 million or so. Bringing the two companies together stock-for-stock basis was to give both shareholders, stakeholders, and opportunity to participate in the growth potential that we believe is there for solar and that we are building with this combination a larger, stronger platform to support future growth opportunities and the business model that Amtech has built over several decades.

Jeff Osborne - Cowen and Company - Analyst

Great, thanks. Congratulations.

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OCTOBER 22, 2014 / 01:00PM GMT, ASYS - Amtech Systems Inc To Acquire BTU International In An All-Stock Transaction Call

Operator

(Operator Instructions) Mark Miller from Noble Financial Capital Markets.

Mark Miller - Noble Financial Group - Analyst

Just wondering in terms of the combined entity if you could give us some feeling for cash. What is cash going to do in terms of over the next year? I see that BTU did bleed cash last year and has seen significant reduction in their cash holdings since the end of 2012. You’ve done a good job of managing your cash. I’m just curious about what this is going to do to the cash flow outlook.

Brad Anderson - Amtech Systems, Inc. - EVP, Finance, CFO, Treasurer and Secretary

Of course, we look at the combination of the two businesses overall as a positive and believe that both entities will be and will continue to be prudent in managing their cash balances. I think overall the future, obviously, we believe, will be cash generation. We’ve talked about the reflow, semi-reflow business, which is a very large percentage of the revenues of BTU as a consistently profitable business. And we continue to see that in the future, and the management of the other businesses so that it is a cash flow positive combined business. So, I think generally from the outlook, absolutely, is towards the cash-flow positive business.

Mark Miller - Noble Financial Group - Analyst

Is that based on any significant increase in expected revenues next year? Because I see the cash of BTU went from $20 million at end of 2012 down to $10 million last quarter.

Brad Anderson - Amtech Systems, Inc. - EVP, Finance, CFO, Treasurer and Secretary

I think it’s a combination of if you look at their recent revenue run rate, I think for at least for the last — look at the last quarter in June. And looking at the outlook and then operational efficiencies that we talked about, $4 million to $5 million within 12 months of closing — all of that will play a positive impact on the combined cash position of both companies.

Mark Miller - Noble Financial Group - Analyst

Thank you.

Operator

Josh Goldberg from G2 Investment Partners.

Josh Goldberg - G2 Investment Partners - Analyst

Congratulations on a great acquisition. Brad, I was just asking — I’m curious, you mentioned in the press release that this would be accretive to earnings in the first 12 months after the transaction. I was just — if you can help me understand a little more about that, you are expecting to generate $4 million to $5 million of annual operating expense savings post-closing. And you expect the transaction to be accretive in fiscal 2015 non-GAAP EPS. You are not making money right now. Your net income has been negative for a few years and last quarter was down about $5 million on an adjusted basis. Are you feeling comfortable now with this acquisition as well as the overall industry and the bookings that you are seeing that you are going to be earnings positive in the first 12 months post this acquisition? And I have a follow-up.

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OCTOBER 22, 2014 / 01:00PM GMT, ASYS - Amtech Systems Inc To Acquire BTU International In An All-Stock Transaction Call

Brad Anderson - Amtech Systems, Inc. - EVP, Finance, CFO, Treasurer and Secretary

Thanks, Josh. In that analysis obviously is our internal projections from both companies that give us that comfort that it would be accretive to earnings per share. So I think generally the direction is that we will see if 2015 starts to see a pickup on the solar side. I think the operational savings that we’ve talked about with BTU in combination with their existing product line gives us that ability and comfort to believe and expect to see this accretive in fiscal year 2015.

Josh Goldberg - G2 Investment Partners - Analyst

Okay, thanks.

Operator

Ladies and gentlemen, this will conclude our question-and-answer session. I would like to turn the conference back over to Brad Anderson for any closing remarks.

Brad Anderson - Amtech Systems, Inc. - EVP, Finance, CFO, Treasurer and Secretary

Thank you all for joining us this morning. This concludes our call. Thank you.

Operator

Thank you for attending today’s presentation. You may now disconnect your lines.

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OCTOBER 22, 2014 / 01:00PM GMT, ASYS - Amtech Systems Inc To Acquire BTU International In An All-Stock Transaction Call

Important Information For Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Amtech Systems, Inc. (“Amtech”) and BTU International, Inc. (“BTU”) intend to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), containing a joint proxy statement/prospectus, relating to the proposed merger. Amtech and BTU also intend to file other relevant documents relating to the proposed merger with the SEC. The proposals for the proposed merger will be made solely through the joint proxy statement/prospectus. BTU AND AMTECH URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS THERETO) WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMTECH, BTU AND THE PROPOSED MERGER.

Investors and shareholders of Amtech and BTU will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by BTU will be available free of charge on the investor relations portion of the Company’s website at www.btu.com. Documents filed with the SEC by Amtech will be available free of charge on the investor relations portion of the Amtech website at www.amtechsystems.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of BTU or Amtech. BTU and its directors and executive officers, and Amtech and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of BTU and Amtech common stock in respect of the proposed merger and the transactions contemplated thereby. Information about the directors and executive officers of BTU is set forth in the proxy statement for BTU’s 2014 annual meeting of stockholders, which was filed with the SEC on April 14, 2014. Information about the directors and executive officers of Amtech is set forth in the proxy statement for Amtech’s 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014. Investors and shareholders can obtain more detailed information regarding the direct and indirect interests of BTU’s and Amtech’s directors and executive officers in the proposed merger by reading the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available.

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